

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 28, 2007

VIA U.S. MAIL AND FAX (412) 967-3367

Mr. Dennis L. Zeitler
Chief Financial Officer
Mine Safety Appliances Company
121 Gamma Drive
RIDC Industrial Park
O'Hara Township
Pittsburgh, Pennsylvania 15238

> **Re:** **Mine Safety Appliances Company**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for the quarter ended September 30, 2007**
> **Filed November 2, 2007**
> **File No. 001-15579**

Dear Mr. Zeitler:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 8 – Stock Plans, page 46

1.   We note that you issued restricted stock awards to eligible directors; however, it is unclear how you accounted for and valued them. Please expand your disclosures in future filings to clarify how you accounted for and valued restricted stock awards.

Note 17 – Acquisitions, Page 56

2.   We note that in January 2006, you formed a new South African holding company in which Mineworkers Investment Company holds a 25.1% ownership interest. We also note your existing South African company, MSA Africa, and Select PPE are operating independently under the newly-established South African holding company. It appears that Mineworkers Investment Company is not a related party to Mine Safety Appliances Company. If that is the case, please explain to us how you accounted for the formation and financial information of your new South African holding company in greater detail. Please explain to us how you considered the impact of ARB 51 and its minority interest accounting guidance when accounting for the referenced holding company formation as well as the guidance at SAB 51.

Form 10-Q for the quarter ended September 30, 2007

Condensed Consolidated Balance Sheet, page 3

3.   We note your shareholders' equity includes deferred stock compensation of ($1,836,000) at December 31, 2006 and ($3,594,000) at September 30, 2007. Please note that the compensation cost for an award of share-based employee compensation classified as equity shall be recognized over the requisite service period, with a corresponding *credit* to equity (generally, paid-in capital) based on paragraph 39 of SFAS 123(R). Please explain to us the nature of the deferred compensation balances and how you accounted for them, citing the accounting literature that supports your current presentation of deferred stock compensation. Also please tell us how your accounting for deferred compensation is consistent with SFAS 123(R) and SAB 107.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant